UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-55517

CUSIP Number: 74624L203

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: November 30, 2020

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION PureBase Corporation
Full Name of Registrant N/A
Former Name if Applicable 8625 State Hwy. 124
Address of Principal Executive Office (Street and Number) Ione, CA 95640
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended November 30, 2020 (the “Report”) by the prescribed date of March 1, 2021 without unreasonable effort or expense because the Registrant needs additional time to complete certain disclosures to be included in the Report due in part to the impact of the Covid 19 pandemic on its accounting operations and personnel. The Registrant intends to file the Report on or before the fifteenth calendar day following the prescribed due date.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Scott Dockter	(888)	791-9474
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

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PureBase Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2021	By:	/s/ Scott Dockter
	Name:	Scott Dockter
	Title:	Chief Executive Officer

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